

Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

EXEMPTION NUMBER FILE N° 82.3336



Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
May 18th 2005

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press Information :

- May 4th 2005

Sincerely yours.

Finance Department Manager

F. MOREAU

Personal copy : Miss Sandra FOLSON



Ciments Français
Italcementi Group

Paris, 4 May 2005 - The Board of Directors of Ciments Français held a meeting on 2 May 2005 under the chairmanship of Mr Yves René Nanot.

The Board of Directors firstly examined the impact of the transition to the new IAS/IFRS, excluding IAS 32-39, on the 2004 Ciments Français Group's opening balance sheet, income statement and closing balance sheet.

This information was audited by the statutory auditors who prepared a specific IFRS report for fiscal year 2004.

The main impacts of the change to IFRS on the 2004 financial statements relate to the financial reporting of goodwill and market shares, employee benefits, and deferred tax in hyperinflationary economies (Turkey).

- As of 1 January 2004, **Shareholders' equity** decreased by 155.2 million euros of which 56.3 million euros in shareholders' equity (Group share) and 98.9 million euros in minority interests.
  - The decrease in shareholders' equity (Group share) mainly results from the changes in accounting method on employee benefits (-33.2 million euros) and the recognition of deferred tax liabilities in Turkey's accounts (-16.5 million euros);
  - the decrease in minority interests mainly results from the cancellation of their share in the market shares reclassified as goodwill.

- The IFRS restatements were not significant on 2004 net **indebtedness**.

- **2004 net profit** increased by 47.6 million euros, mainly due to the elimination of goodwill and market share amortization.

- **Shareholders' equity** globally decreased by 58.4 million euros, as of 31 December 2004, due to a 33.1 million euros increase in shareholders' equity (Group share) and a 91.5 million euros decrease in minority interests.

The document on the transition to IFRS will be available on the Ciments Français website http://www.cimfra.com on 10 May 2005.

A conference call on the impact of IFRS will be organized by Italcementi Group on 11 May 2005 at 4:00 pm.

The Board also examined the impact of the application of IAS 32-39 relating to financial instruments as from 1 January 2005.

The impacts of these standards on the financial statements are as follows:

- a 14 million euros increase in shareholders' equity resulting from the valuation of non-consolidated securities and derivative instruments,
- an increase in net indebtedness from 1,025.4 to 1,192.4 million euros relating to the securitization of commercial receivables for 145 million euros and the recognition of the variations in the derivative instruments fair value,
- an increase in gearing ratio from 51% to 58%.

Besides, the Board examined the consolidated financial statements as of 31 March 2005. The financial statements were prepared in accordance with the new IFRS.

CONSOLIDATED NET SALES:

Consolidated net sales for the first quarter of 2005 amounted to **668 million euros,** stable compared to the first quarter of 2004. **It increased by 1.2% on a like for like basis.** The unfavorable currency translation effect had a 7.4 million euros impact.

BREAKDOWN BY GEOGRAPHICAL AREA

	As of 31 March			
(in millions of euros)	**2005**	**2004** (1)	%	% (2)
European Union	402	420	*-4.4%*	*-4.4%*
including France	*290*	*301*	*-3.7%*	*-3.7%*
North America	92	84	*9.5%*	*14.8%*
Asia	59	56	*5.0%*	*7.9%*
Other countries	115	107	*8.0%*	*9.2%*
TOTAL	**668**	**667**	***0.1%***	***1.2%***

(1) IFRS restatements
(2) on a like-for-like basis

BREAKDOWN BY INDUSTRY SEGMENT

	As of 31 March			
(in millions of euros)	**2005**	**2004** (1)	%	% (2)
Cement and clinker	426	415	*2.5%*	*4.1%*
Aggregates and ready mixed concrete	225	235	*-4.1%*	*-3.8%*
Other	17	17	*0.7%*	*1.8%*
TOTAL	**668**	**667**	***0.1%***	***1.2%***

(1) IFRS restatements
(2) On a like-for-like basis

CONSOLIDATED STATEMENT OF INCOME:

(in millions of euros)	**As of 31March 2005**	**As of 31March 2004** (1)	*%*
Revenues	668	667	*0.1%*
Operating profit	73	81	*-10.2%*
Net profit	*45*	53	*-14.9%*
of which Group Share	*36*	*43*	*-15.0%*

(1) IFRS restatements

The first quarter was penalized by a fall in volumes in the Europe zone which suffered from very poor meteorological conditions unlike the exceptionally good weather conditions in the first quarter of 2004. This decrease was largely offset by the positive trend in North America and the emerging countries. Net sales have remained steady from one quarter to the other, because of increasing sales prices, except in Belgium and Thailand.

Operating profit decreased by approximately 10%. The rise in sale prices significantly offset the increase in production costs, but the country mix resulted in a shrinking of margins on volumes sold.

Indebtedness interest expense dropped by 4 million euros but the impact of the inflation treatment in Turkey had a negative effect of around 7 million euros.

Net profit stands at 44.8 million euros, of which 36.4 million euros as net profit (Group share).

OUTLOOK:

The result for this first quarter, which was significantly affected by poor weather conditions, cannot be extrapolated to the entire financial year.
The overall favorable market and prices trend could result in a recovery over the coming months and enable us to meet the anticipated objective for stable performances in 2005.

Moreover, it should be noted that SUEZ CEMENT will be fully consolidated in the 2nd quarter 2005.

On the internet :

Ciments Français : www.cimfra.com
Italcementi : www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax : + 33(0)1 42 91 77 20

Investors Relations:
Tel : +33(0)1 42 91 76 76
Media Relations:
Tel :+33(0)1 42 91 75 20

Appendix

CIMENTS FRANÇAIS GROUP
CONSOLIDATED STATEMENT OF INCOME
AS OF MARCH 31st

(in millions of euros)	**2005 1st quarter**	2004 (1) 1st quarter
Revenues	**667.7**	**666.9**
Gross operating profit	**126.1** *18.9%*	**134.7** *20.2%*
Operating profit	**72.8** *10.9%*	**81.1** *12.2%*
Finance cost, net	-13.3	-10.2
Share of result of associates	3.8	3.3
Profit before tax	**63.3** *9.5%*	**74.2** *11.1%*
Income tax expense	-18.5	-21.5
Net profit	**44.8** *6.7%*	**52.7** *7.9%*
Equity holders of the parent	36.4	42.8
Minority interests	8.4	9.9

(1) IFRS restatements: major restatements relate to the cancellation of goodwill amortization (11.3 million euros in profit improvement) and the correction of hyperinflation in Turkey (10.3 million euros in profit improvement of which 8.4 million euros in finance cost)